SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*


Shopsmith, Inc.
_______________
(Name of Issuer)

Common Shares, No Par Value
______________________________
(Title of Class of Securities)

825098 10 6
______________
(CUSIP Number)

Patricia C. Norris, Esq., Thompson Hine & Flory P.L.L.
2000 Courthouse Plaza Northeast, Dayton, Ohio 45402 (513)443-6859
_________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 1996
_____________
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because or Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP NO. 825098 10 6
13D
Page 2 of 4 Pages



1 NAME OF REPORTING PERSON   Carolyn W. Folkerth
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) _
  (b) _


3 SEC USE ONLY


4 SOURCE OF FUNDS*

OO


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e) _



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER

  -0-


8 SHARED VOTING POWER

  228,507


9 SOLE DISPOSITIVE POWER

  -0-


10 SHARED DISPOSITIVE POWER

   228,507


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   228,507


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.6%


14 TYPE OF REPORTING PERSON*

   IN




*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 825098 10 6
13D
Page 3 of 4 Pages


Item 1. Security and Issue
_______ __________________

  (a) Name of Issuer:

      Shopsmith, Inc.

  (b) Address of Issuer's Principal Executive Offices:

      6530 Poe Avenue
      Dayton, Ohio 45414

Item 2. Identity and Background
_______ _______________________

  (a) Name of Person Filing:

      Carolyn W. Folkerth

  (b) Residence Address:

      2230 Patterson Blvd., Apt. 11
      Dayton, Ohio 45409

  (c) Principal Occupation and Employer Address:

      None

  (d) Criminal Convictions:

      None

  (e) Securities Law Violations:

      None

  (f) Citizenship:

      United States of America

Item 3. Source and Amount of Funds or Other Consideration
_______ _________________________________________________

  Acquisition of securities necessitating this filing were received as a gift.

Item 4. Purpose of Transaction
_______ ______________________

  To hold shares for investment.

CUSIP NO. 825098 10 6
13D
Page 4 of 4 Pages


Item 5. Interest in Securities of the Issuer
_______ ____________________________________

  (a) Number and Percentage of Securities Owned:

      228,507 Common Shares; 8.6% of Class

  (b) Number of Shares as to which Person has:

      (i) sole power to vote or to direct the vote:

          -0-

     (ii) shared power to vote or to direct the vote:

          228,507

    (iii) sole power to dispose or to direct the disposition of:

          -0-

     (iv) shared power to dispose or to direct the disposition of:

          228,507

  (c) Transactions in the last 60 days:

      Carolyn W. Folkerth received 195,000 Common Shares on March 7, 1996 as a gift.

  (d) Rights of Other Persons:

      Not applicable.

  (e) Cessation of Five Percent Ownership:

      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
_______ _____________________________________________________________
        Respect to Securities of the Issuer
        ___________________________________

  Carolyn W. Folkerth shares the power to vote and dispose of the Common Shares of the Company held in her name with her husband, John R. Folkerth.

Item 7. Material to be Filed as Exhibits
_______ ________________________________

  Not applicable.

Signature.
__________

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 12, 1996

      /s/ Carolyn W. Folkerth
      Carolyn W. Folkerth